Exhibit 99.1

[China Metro-Rural Letterhead]

July 16, 2012

Dear Warrant Holders,

RE: ADJUSTMENT TO THE EXERCISE PRICE OF WARRANTS

In respect of the Warrants that the Company issued to you on May 11, 2011 and further to the letter we sent to you dated August 16, 2011 concerning an adjustment due to certain share issuances in August of 2011, the Company hereby informs you that the exercise price of the warrants is adjusted from US$3.318 per ordinary shares to US$2.765 pursuant to Section 2(d)(ii) of the Warrant to Purchase Ordinary Shares, because the Company achieved an Adjusted EBITDA of US$46.09 million for the fiscal year ended March 31, 2012. A calculation of the adjusted exercise price of the Warrants is attached as Appendix A to this letter for your reference and reflects (A) the current adjustment due to the Adjusted EBITDA for the fiscal year ended March 31, 2012 and (B) the adjustment due to certain share issuances in August of 2011. For the purpose of this letter, the terms used in this letter shall have the same meaning as contained in the Warrant Agent Agreement and the Warrant to Purchase Ordinary Shares filed as an exhibit to the Form 6-K dated May 11, 2011, which can be found on the website of the Securities and Exchange Commission at www.sec.gov and the Company at www.chinametrorural.com.

Yours truly,

FOR AND ON BEHALF OF
CHINA METRO-RURAL HOLDINGS LIMITED

/s/ Lee Che Chiu
Lee Che Chiu
Chief Financial Officer

Appendix A

China Metro-Rural Holdings Limited

Calculation on Adjustment to Exercise Price of Warrants

		Number of shares			Issue/exercise price US$		Consideration US$
Private Placement Closed on 2 August 2011:
Ordinary shares issued		2,000,000			2.500		5,000,000
Private Placement Closed on 16 August 2011:
Ordinary shares issued		5,900,000			2.500		14,750,000
Underlying ordinary shares exercisable from conversion		5,900,000			2.875		16,962,500

Aggregate consideration		13,800,000			(A)		36,712,500
Original Exercise Price					(B)		3.456
Number of shares (A) would purchase at the Original Exercise Price					(A)/(B)		10,622,829
Adjusted exercise price of the Warrants pursuant to Section 2(c) of the Warrants to Purchase Ordinary Shares	=	2.88	*	x	65,643,782	+	10,622,829

					65,643,782	+	13,800,000
Adjusted exercise price of the Warrants	=	2.88	*	x	96.00%
Adjusted exercise price of the Warrants (US$)	=	2.765

*	The original exercise price of the Warrants is adjusted from US$3.456 to US$2.88 pursuant to Section 2(d)(ii) of the Warrants to Purchase Ordinary Shares due to the Ajdusted EBITDA for the fiscal year ended March 31, 2012. Details of reconciliation from the Company’s consolidated operating profit to Adjusted EBITDA are set out in Appendix B.

Appendix B

CHINA METRO-RURAL HOLDINGS LIMITED

RECONCILIATION FROM OPERATING PROFIT TO ADJUSTED EBITDA

For the fiscal year ended March 31, 2012

US$’000
The Company’s operating profit for the fiscal year ended March 31, 2012 as reported on the face of consolidated income statement in its audited consolidated financial statements	45,848

Adjusted by:
Depreciation and amortization	1,093
Decrease in fair values of derivative financial liabilities	(519)
Increase in fair values of investment properties and investment properties under construction	(333)

Adjusted EBITDA	46,089

Pursuant to Section 2(d)(ii) of the Warrants to Purchase Ordinary Shares, the original exercise price of the Warrants is reset from US$3.456 to US$2.88.

Note:

For the purpose of above calculation, amounts are translated from Hong Kong Dollar (HK$) to United States Dollar (US$) at an exchange rate of HK$7.80 to US$1.00.